DAVID M. LOEV, ATTORNEY AT LAW
                         6300 WEST LOOP SOUTH, SUITE 280
                              BELLAIRE, TEXAS 77401
                            TELEPHONE: (713) 524-4110
                            FACSIMILE: (713) 524-4122

                                October 25, 2006

H. Christopher Owings                                            VIA EDGAR
Division of Corporate Finance                                    ---------
United States Securities and Exchange Commission
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 3561
Phone: (202) 551-3720

Re:     Nano Holdings International, Inc.
        Amendment No. 2 to Registration Statement on Form SB-2
        Filed October 11, 2006
        File No. 333-136215

Dear Mr. Owings:

     In response to your comment letter dated October 19, 2006, Nano Holdings International, Inc. (the "Company" and "Nano") has the following responses:

DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS,  CONTROL  PERSONS  AND  EMPLOYEES
------------------------------------------------------------------------------

1. WE NOTE YOUR RESPONSE TO COMMENT 1 IN OUR LETTER DATED SEPTEMBER 29, 2006. PLEASE REVISE YOUR DISCLOSURE TO PROVIDE A CLEAR AND CONCISE DISCLOSURE OF COMPENSATION RECEIVED BY YOUR CHIEF EXECUTIVE OFFICER. IN THIS REGARD, PLEASE DISCLOSE THE VALUE OF THE 100,000 RESTRICTED SHARES OF COMMON STOCK RECEIVED BY MR. RECTOR. SEE ITEM 402 OF REGULATION S-B.

RESPONSE:

     In response to your comment, we have added disclosure regarding the fact that the 100,000 restricted shares of common stock issued to Mr. Rector in consideration for services rendered had a value of "$10,000 or $0.10 per share," under the headings "Directors, Executive Officers, Promoters, Control Persons and Significant Employees," "Executive Compensation" and "Item 26. Recent Sales of Unregistered Securities."

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EXHIBIT 23.1
------------

2. PLEASE HAVE YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REVISE THEIR CONSENT TO REFERENCE THE CORRECT NOTES THAT ARE DATED AS OF OCTOBER 4, 2006. THE CONSENT REFERS TO NOTES 3 AND 4 WHILE THE AUDIT REPORT REFERS TO NOTES 4 AND 7.

RESPONSE:

     The consent of Nano Holding International, Inc.'s public accounting firm has been corrected in the amended filing to refer to notes 4 and 7.

                                     Very Truly Yours,

                                     /s/ John S. Gillies
                                     --------------------------
                                     John S. Gillies,
                                     Associate,
                                     David M. Loev, Attorney at Law

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